UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 8

Under the Securities Exchange Act of 1934

Protea Biosciences Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

74365B109

(CUSIP Number)

Steve Antoline

955 Hartman Run Road

Morgantown, WV 26505

(304) 292-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365B109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steve Antoline

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,515,481 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 16,515,481 (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,515,481 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.18% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,514,048 shares of common stock and warrants to purchase 986,667 shares of common stock owned of record by the Steve A. Antoline 2006 Irrevocable Trust (the “Antoline Trust”). Also includes 5,252,230 shares of common stock and warrants to purchase 8,662,536 shares of common stock owned of record by Summit Resources, Inc. As the trustee of the Antoline Trust and president of Summit Resources, Inc., Steve Antoline (the “Reporting Person”) has voting and dispositive control over any securities owned of record by the Antoline Trust and Summit Resources. Includes 100,000 shares of common stock to be acquired upon the exercise of stock options.

(2)	Based on 99,076,166 shares of Common Stock of the Issuer issued and outstanding as of April 6, 2015. Shares of Common Stock subject to options, warrants or convertible notes currently exercisable or convertible, or expected to be exercisable or convertible within 60 days, are deemed outstanding for purposes of computing the percentage of the reporting person.

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EXPLANATION

This Amendment No. 8 on Schedule 13D/A (this “Amendment”) is filed on behalf of Steven Antoline and amends that certain Schedule 13D as previously filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014 (the “Original Filing”) and updated via Amendment No. 1 filed with the Commission on April 7, 2014 (“Amendment No. 1”), via Amendment No. 2 filed with the Commission on July 10, 2014 (“Amendment No. 2”), via Amendment No. 3 filed with the Commission on August 5, 2014 (“Amendment No. 3”), via Amendment No. 4 filed with the Commission on August 25, 2014 (“Amendment No. 4”), via Amendment No. 5 filed with the Commission on September 8, 2014 (“Amendment No. 5”), via Amendment No. 6 filed with the Commission on September 29, 2014 (“Amendment No. 6”), and via Amendment No. 7 filed with the Commission on March 27, 2015 relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc. (the “Company” or the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Issuer’s Board of Directors authorized and on April 6, 2015, the Issuer issued a warrant to purchase 1,630,000 shares of Common Stock, with a term of five years and an exercise price of $0.45 per share, to Summit Resources, Inc. (“Summit”), an affiliate of the Reporting Person, in consideration of financial and other support previously provided by Summit to the Issuer. The Reporting Person has voting and dispositive control over any securities owned of record by Summit and may be deemed to beneficially own the shares of common stock held of record by Summit.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	As of the date of this filing, the Reporting Person beneficially owns 16,515,481 shares of Common Stock (the “Securities”), representing 15.18% of the outstanding shares of Common Stock of the Issuer (based upon 99,076,166 shares of Common Stock issued and outstanding as of April 6, 2015).

(b)	The Reporting Person has the sole power to vote and to dispose of the Securities

(c)	Other than the transactions reported herein, the Reporting Person did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e)	Not applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2015

/s/ Steve Antoline
Steve Antoline

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